

December 18, 2020

Kurtis Joseph Binder
Chief Financial Officer
CalAmp Corp.
15635 Alton Parkway
Suite 250
Irvine, CA 92618

> **Re: CalAmp Corp.**
> **Form 10-K for the Year Ended February 29, 2020**
> **Filed May 6, 2020**
> **Form 10-Q for the Quarter Ended November 30, 2020**
> **Filed December 17, 2020**
> **File No. 000-12182**

Dear Mr. Binder:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 29, 2020

Notes to Consolidated Financial Statements
Note 10 - Financing Arrangements, page 77

1. Please address the following comments related to the issuance of your convertible senior unsecured notes:

    •   We note that you amortize the debt discount and debt issuance costs associated with the liability component of the notes over their "term." Please tell us how your amortization policy complies with the guidance in ASC 470-20-35-13 requiring amortization of such items over the expected life of a similar liability that does not have an associated equity component.

- You disclose on page 90 that it is your intent to settle the principal amount of these notes with cash and, therefore, you use the treasury stock method for diluted EPS purposes. Explain in sufficient detail how you determined it was not appropriate to presume share settlement and apply the if-converted method and how you determined use of the treasury stock method was appropriate. See ASC 260-10-45-45 through -47, ASC 260-10-45-40 through 41, and ASC 260-10-55-36A.

Form 10-Q for the Fiscal Quarter Ended November 30, 2020

Note 16 - Legal Proceedings, page 24

2. We note that you have accrued your best estimate of the probable liability with respect to the Omega patent infringement claim based on reasonable royalty rates for similar technologies. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to this and/or other contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through 4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 26

3. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify in future filings, where possible, the extent to which each factor contributed to the overall change in that line item. For example, please quantify the extent to which the change in your Software & Subscription Services revenues were attributable to the government, municipalities and K-12 school bus end markets, your international recovery services, and your Mexican operations. As part of your response, please provide us with an example of the disclosure to be included in future filings based on current results.

4. We note your disclosures on page 27 that the changes in your gross profit and gross profit margin for the quarter ended November 30, 2020 were due to "lower revenue" and "continued growth." Please revise future filings to provide greater insight regarding the factors contributing to changes in your gross profit and gross profit margin. In doing so, separately discuss on a consolidated and segment basis the changes in your cost of revenues on an absolute basis and as a percentage of sales. To the extent that materially offsetting amounts do not result in a material period over period changes on a net basis, please ensure you separately disclose, quantify, and discuss the impacts on a gross basis. As part of your response, please provide us with examples of your intended disclosures based on current financial results.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: S. Moran, General Counsel